November 28, 2005

Sent by US Mail and Facsimile to
Mr. Thomas B. Lovejoy
Chief Financial Officer
3006 Highland Drive, Ste 206
Salt Lake City, Utah 84106



	Re:	FX Energy, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
		File No. 0-25386




Dear Mr. Lovejoy:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-KSB for the Fiscal Year Ended December 31, 2004

Engineering Comments

Business and Properties, page 4

	Project Area Summary, page 5

		Wilga, page 6

1. You state that you plan to place this well into commercial production as soon as you have negotiated an acceptable gas contract with a suitable buyer. Tell us if you have attributed proved reserves to this well and if so, how much. If you have attributed proved reserves tell us the status of the effort to obtain a contract or the terms of your gas contract. We may have further comment.


Exploration, Development, and Production Activities, page 7

      Exploratory Activities in Poland, page 67

		Fences I Project Area, page 7

2. Please amend you document to remove the reference to 40 BCF of recoverable in Fences I and wherever else you reference unproved reserves. Also, please confirm that in future filings you will only disclose reserves that meet the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.


Management`s Discussion and Analysis of Financial Condition and
Results of
Operation, page 22

	Introduction, page 22

3. You state that you are committed to pursuing an active
exploration
program in Poland but that you recognize you specific goals do not
necessarily coincide with those of your partners.   Please amend
your
document and expand your disclosure to clarify what the differences in your goals are and how this may affect your results in the future.



Supplemental Information, page F-26

	Disclosure About Oil and Gas Properties and Producing
Activities, page F-26

		Summary Oil and Gas Reserve Data, page F-27

			Estimated Quantities of Proved Reserves, page F-27

4. In order to book proved reserves you must satisfy technical and commerciality requirements. It appears that your Polish gas reserves have satisfied the technical requirements however, it does not appear that you have satisfied the commerciality requirements. In the section of the 10-K called Market and Price Risk you state that the limited volume and source of your gas production means that you cannot assure uninterruptible production or production in amounts that would be meaningful to industrial users. You also state that there is no competitive market for the sale of gas in Poland and we also note that 90% of your "proved" Polish gas reserves are undeveloped. Therefore, until you can demonstrate the existence of approved gas contracts large enough to make the monetization of your undeveloped reserves reasonably certain these volumes do not qualify as proved at this time and should be removed from your filing.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.





	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact James Murphy, Petroleum Engineer, at (202)
551-
3703 with questions about engineering comments. Please contact me at
(202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Thomas Lovejoy
FX Energy, Inc.
November 28, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010